SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)

Under the Securities Exchange Act of 1934*

J.Crew Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46612H402

(CUSIP Number)

Millard S. Drexler

J.Crew Group, Inc.

770 Broadway

New York, NY 10003

(212) 209-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 25, 2010

(Date of Event which Requires

Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46612H402	Page 2 of 8 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Millard S. Drexler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,081,269
	8	SHARED VOTING POWER 3,401,289
	9	SOLE DISPOSITIVE POWER 3,971,269
	10	SHARED DISPOSITIVE POWER 3,401,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,482,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 10 amends the Schedule 13D (the “Original Schedule 13D”) filed on behalf of Millard S. Drexler, an individual (the “Reporting Person”), on July 6, 2006, as amended by Amendment No. 1 to Schedule 13D, filed on behalf of the Reporting Person on May 17, 2007 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D, filed on behalf of the Reporting Person on July 27, 2007 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D, filed on behalf of the Reporting Person on October 2, 2008 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D, filed on behalf of the Reporting Person on January 23, 2009 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D, filed on behalf of the Reporting Person on January 26, 2009 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D, filed on behalf of the Reporting Person on April 6, 2009 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D, filed on behalf of the Reporting Person on June 3, 2009 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D, filed on behalf of the Reporting Person on July 20, 2009 (“Amendment No. 8”) and Amendment No. 9 to Schedule 13D, filed on behalf of the Reporting Person on September 9, 2009 (“Amendment No. 9”), relating to the common stock, par value $.01 per share (the “Common Stock”), of J.Crew Group, Inc. (the “Company”).

This Amendment No. 10 is being filed to reflect changes in the Reporting Person’s beneficial ownership as a result of the transfer of shares of Common Stock on January 25, 2010 from the 2009 GRAT (as defined below in Item 3) to the Reporting Person as an individual and promptly thereafter by the Reporting Person to the Family Trust (as defined below in Item 3).

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Company, which closed on July 3, 2006 (the “IPO”), the Reporting Person (a) owned 2,487,493 shares of Common Stock, of which (i) 552,115 shares were acquired upon the exercise of stock options that were issued to the Reporting Person pursuant to the Company’s stock option plans and (ii) 1,935,378 shares were granted under the Company’s equity incentive plan, 649,949 shares of which were unvested restricted shares (508,189 of the 1,935,378 shares initially granted under the Company’s equity incentive plan were later transferred to the MSD GRAT A, a trust of which the Reporting Person and Mrs. Drexler (as defined below) are trustees and share voting and dispositive power (the “MSD GRAT”)); and (b) was granted options to purchase additional shares that are exercisable according to their individual vesting schedules. The Reporting Person paid (a) $800,000 in February 2003 for the purchase of 1,404,040 Shares (as defined below in Item 6) purchased pursuant to the terms of a Services Agreement between the Company and the Reporting Person, dated January 24, 2003 (the “Services Agreement”), (b) $200,000 in February 2003 for the grant of an option to exercise up to 1,080,032 shares of Common Stock pursuant to the terms of the Services Agreement and (c) $1,945,159.40 in connection with the exercise of stock options.

The Reporting Person held a 97.5% membership interest in MDJC LLC (“MDJC”), an entity that was controlled by the Reporting Person and which held 3,364,593 shares of Common Stock of the Company (the “MDJC Shares”). On January 23, 2007, in connection with the dissolution of MDJC, MDJC distributed the MDJC Shares of which (i) 2,283,213 were distributed to the Reporting Person; (ii) 997,265 were distributed to the MSD GRAT and (iii) 84,115 were distributed to Grand-Jean Capital Management, Inc. (the other member of MDJC).

On May 15, 2007, 50,000 restricted shares of the Company’s Common Stock (the “Restricted Shares”) were granted to the Reporting Person pursuant to an equity incentive plan of the Company. The Restricted Shares will vest in two equal installments on May 15, 2011 and May 15, 2012 subject to the Company’s satisfaction of certain performance criteria.

On January 27, 2007, the Reporting Person transferred a total of 388,618 shares of Common Stock to The Drexler Family Revocable Trust, a trust of which the Reporting Person is a trustee and

Page 3 of 8 Pages

shares voting and dispositive power (the “Family Trust”) with his spouse, Peggy Fishman Drexler (“Mrs. Drexler”), who is also a trustee. On July 25, 2007, the Reporting Person transferred another 3,612,568 shares of Common Stock to the Family Trust.

On November 1, 2007, the Reporting Person transferred 72,592 shares of Common Stock to the Family Trust upon the vesting of restricted stock.

On January 10, 2008, the Reporting Person transferred 1,000,000 shares of Common Stock from the Family Trust to himself as an individual and shortly thereafter to a grantor retained annuity trust formed in 2008, a trust of which the Reporting Person and Mrs. Drexler are trustees and share voting and dispositive power (the “2008 GRAT”).

On May 13, 2008, the Reporting Person transferred 10,000 shares of Common Stock from the MSD GRAT to the Family Trust.

On June 2, 2008, the Reporting Person transferred 1,000,000 shares of Common Stock from the Family Trust to himself as an individual and shortly thereafter to a second grantor retained annuity trust formed in 2008, a trust of which the Reporting Person and Mrs. Drexler are trustees and share voting and dispositive power (the “2008 GRAT#2”).

On July 15, 2008, the Reporting Person transferred 1,000,000 shares of Common Stock from the Family Trust to himself as an individual and shortly thereafter to a third grantor retained annuity trust formed in 2008, a trust of which the Reporting Person and Mrs. Drexler are trustees and share voting and dispositive power (the “2008 GRAT#3”).

On August 8, 2008, the Reporting Person transferred 58,073 shares of Common Stock to the Family Trust upon the vesting of restricted stock.

On September 18, 2008, the Reporting Person transferred the following: (i) 1,131,951 shares of Common Stock from one account holding securities for the Family Trust to another account holding securities for the Family Trust; (ii) 990,000 shares of Common Stock from one account holding securities for the 2008 GRAT to another account holding securities for the 2008 GRAT; (iii) 990,000 shares of Common Stock from one account holding securities for the 2008 GRAT#2 to another account holding securities for the 2008 GRAT#2; and (iv) 990,000 shares of Common Stock from one account holding securities for the 2008 GRAT#3 to another account holding securities for the 2008 GRAT#3. Ownership of the shares of Common Stock so transferred on September 18, 2008 remains with the Family Trust, the 2008 GRAT, the 2008 GRAT#2 and the 2008 GRAT#3, respectively, except as provided below.

On January 20, 2009, for estate planning reasons the Reporting Person caused the transfer of 1,000,000 shares of Common Stock from the 2008 GRAT to himself as an individual and promptly thereafter the Reporting Person transferred such shares to the Family Trust.

On January 23, 2009, for estate planning reasons the Reporting Person caused the transfer of 1,000,000 shares of Common Stock from the Family Trust to himself as an individual and promptly thereafter the Reporting Person transferred such shares to a grantor retained annuity trust formed in 2009, of which the Reporting Person and Mrs. Drexler are trustees and share voting and dispositive power (the “2009 GRAT”).

On March 31, 2009, for estate planning reasons the Reporting Person caused the transfer of 1,000,000 shares of Common Stock from the Family Trust to himself as an individual and promptly thereafter the Reporting Person transferred such shares to a second grantor retained annuity trust formed

Page 4 of 8 Pages

in 2009, of which the Reporting Person and Mrs. Drexler are trustees and share voting and dispositive power (the “2009 GRAT#2”).

On March 21, 2009, the MSD GRAT terminated. On April 3, 2009, the MSD GRAT transferred (i) 128,672 shares of Common Stock to the Reporting Person as an individual in payment of his required annuity and (ii) 1,366,786 shares of Common Stock to the Millard S. Drexler and Peggy F. Drexler 2001 Irrevocable Family Trust for the benefit of the Drexlers’ children, of which neither the Reporting Person nor Mrs. Drexler are trustees nor possess voting or dispositive power (the “2001 Trust”), in satisfaction of its remainder interest. Promptly thereafter, the Reporting Person transferred the 128,672 shares of Common Stock transferred to him as an individual by the MSD GRAT to the Family Trust.

On April 15, 2009, the Reporting Person received the following awards from the Company: (i) 60,000 unvested restricted shares of Common Stock which will vest in two equal installments on April 15, 2010 and April 15, 2011 subject to the performance of the Company during the fiscal year ending January 30, 2010 and (ii) 300,000 options to purchase shares of Common Stock which will vest in five equal installments on April 15, 2010, April 15, 2011, April 15, 2012, April 15, 2013 and April 15, 2014.

On June 2, 2009, for estate planning reasons the Reporting Person caused the transfer of 655,000 shares of Common Stock from the 2008 GRAT#2 to himself as an individual and promptly thereafter the Reporting Person transferred such shares to the Family Trust.

On July 16, 2009, for estate planning reasons the Reporting Person caused the transfer of 500,560 shares of Common Stock from the 2008 GRAT#3 to himself as an individual and promptly thereafter the Reporting Person transferred such shares to the Family Trust.

On August 10, 2009, for estate planning reasons the Reporting Person transferred 58,074 shares of Common Stock to the Family Trust upon the vesting of restricted stock.

From September 1, 2009 through September 8, 2009 the Reporting Person sold an aggregate of 1,000,000 shares of Common Stock in multiple transactions. Additional information concerning these transactions is set forth on Schedule A of Amendment No. 9 which is incorporated herein by reference.

On January 25, 2010, for estate planning reasons the Reporting Person caused the transfer of 125,500 shares of Common Stock from the 2009 GRAT to himself as an individual and promptly thereafter the Reporting Person transferred such shares to the Family Trust.

All of the funds required to acquire the shares of Common Stock beneficially owned by the Reporting Person were obtained from the personal funds of the Reporting Person.

Item 4.	Purpose of Transaction.

The Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company

Page 5 of 8 Pages

to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)        As of the close of business on January 27, 2010, the Reporting Person may be deemed to beneficially own 7,482,558 shares of Common Stock, representing approximately 11.8% of the outstanding Common Stock, based on the 63,583,475 shares of Common Stock outstanding as of November 23, 2009, as represented by the Company in its Quarterly Report on Form 10-Q, filed on December 7, 2009.

(b)        The information required by Item 5(b) not otherwise provided herein is set forth in Rows 7 - 10 of the cover page for the Reporting Person and is incorporated herein by reference. The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,971,269 shares of Common Stock consisting of 3,971,269 options to purchase shares of Common Stock which have vested but have not been exercised.

The Reporting Person has the sole power to vote or to direct the vote of (but not to dispose of or to direct the disposition of) 110,000 unvested restricted shares of the Company’s Common Stock (which restricted shares do not vest within the next 60 days). Of these 110,000 unvested restricted shares, (i) 50,000 unvested restricted shares will vest in two equal installments on May 15, 2011 and May 15, 2012 subject to the performance of the Company over a three year period commencing on May 15, 2007 and (ii) 60,000 unvested restricted shares will vest in two equal installments on April 15, 2010 and April 15, 2011 subject to the performance of the Company during the fiscal year ending January 30, 2010.

The Reporting Person shares with his spouse, Mrs. Drexler, the power to vote or to direct the vote and to dispose or to direct the disposition of 3,401,289 shares of Common Stock consisting of (i) 682,349 shares owned by the Family Trust; (ii) 345,000 shares owned by the 2008 GRAT#2; (iii) 499,440 shares owned by the 2008 GRAT#3; (iv) 874,500 shares owned by the 2009 GRAT; and (v) 1,000,000 shares owned by the 2009 GRAT#2.

Mrs. Drexler is a self-employed research psychologist/author. Her business address is care of the Company. The Company’s address is set forth in Item 2(b) and is incorporated herein by reference. Mrs. Drexler, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mrs. Drexler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Drexler is a United States citizen.

(c)        The information required by Item 5(c) is set forth in Item 3 and on Schedule A to Amendment No. 9 and is incorporated herein by reference. All of the sale transactions set forth on Schedule A to Amendment No. 9 were effected by open market sales on the New York Stock Exchange through a brokerage entity.

Page 6 of 8 Pages

(d)        Mrs. Drexler has the right to receive half of the proceeds from any dividend or sale of the Reporting Person’s Common Stock under the community property law of the State of California.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person entered into an amended and restated employment agreement with the Company, dated October 20, 2005 (the “Employment Agreement”), a copy of which is incorporated herein by reference as Exhibit C. Under the terms of the Employment Agreement, if the Company terminates the employment of the Reporting Person without “cause” or the Reporting Person terminates his employment for “good reason” (each as defined in the employment agreement), the Reporting Person will be entitled to receive, among other things, the accelerated vesting of any unvested restricted shares and/or unvested stock options granted under the Company’s 2003 Equity Incentive Plan as provided for pursuant to the terms of the relevant grant agreement. The Reporting Person and the Company entered into a Second Amended and Restated Employment Agreement on December 29, 2008 for the limited purpose of documenting compliance with Section 409A of the Internal Revenue Code of 1986, as amended, a copy of which has been filed as Exhibit 10.36 to the Annual Report on Form 10-K filed by the Company on March 23, 2009 and is hereby incorporated by reference as Exhibit F.

The Reporting Person entered into a Stockholders’ Agreement, dated January 24, 2003, with the Company and TPG Partners II, L.P. (“TPG Partners”), relating to the shares of Common Stock owned, directly or indirectly, by him and any other shares of Common Stock that the Reporting Person may subsequently acquire (the “Shares”), a copy of which is incorporated herein by reference as Exhibit D (the “Stockholders’ Agreement”). Under the terms of the Stockholders’ Agreement, which survived the consummation of the IPO: (i) the Reporting Person has the right (a) to include the Shares in any registered offering of Common Stock that includes shares of Common Stock held by TPG Partners and (b) one year after the consummation of the IPO, to require the Company to register the Shares under the Securities Exchange Act of 1934, as amended; (ii) if a third party acquires all or substantially all of the Company’s shares and TPG Partners intends to transfer its shares to such purchaser (a “Sale Transaction”), TPG Partners may require the Reporting Person to transfer the Shares; and (iii) the Reporting Person has the right to transfer the Shares in a Sale Transaction.

Amendment No. 1 to Stockholders’ Agreement, by and among the Company, TPG Partners, TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity II, L.P., the form of which is incorporated herein by reference as Exhibit E (the “Amended Stockholders’ Agreement”) was entered into by the parties thereto on July 3, 2006. Under the terms of the Amended Stockholders’ Agreement, (i) TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity II, L.P. were added as parties to the Stockholders’ Agreement, and all references to “TPG Partners II, L.P.” and the “Majority Stockholder” in the Stockholders’ Agreement are deemed to include collectively TPG Partners, TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity II, L.P.; (ii) the termination provision was amended such that Section 3 and Section 5 of the Stockholders’ Agreement will terminate if (a) in the written opinion of counsel to the Company, all of the Shares then owned by the Reporting Person could be sold in any 90-day period pursuant to Rule 144 (without giving effect to the provisions of Rule 144(k)) or (b) all of the Shares held by the Reporting Person have been sold in a registration pursuant to the Securities Act of 1933, as amended, or pursuant to Rule 144; (iii) in the event that a proposed offering by the Reporting Person is underwritten, the Company may ratably reduce the number of shares the Reporting Person and any other selling stockholder may sell in such offering to the extent that the underwriter informs the Company in writing that the number of shares of Common Stock requested to be included in such registration exceeds the number which can be sold in such offering within a price range acceptable to the

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Reporting Person; and (iv) the Company shall bear all costs of preparing and filing the registration statement, and shall indemnify and hold harmless, to the extent customary and reasonable, the seller of any shares of Common Stock covered by such registration statement.

On May 15, 2007, the Company granted the Reporting Person an option to purchase 200,000 shares of Common Stock. The option will vest in two equal installments on May 15, 2011 and May 15, 2012.

On July 15, 2008, the Company granted the Reporting Person an option to purchase 275,000 shares of Common Stock. The option will vest in four equal installments on July 15, 2010, July 15, 2011, July 15, 2012 and July 15, 2013.

On April 15, 2009, the Company granted the Reporting Person an option to purchase 300,000 shares of Common Stock. The option will vest in five equal installments on April 15, 2010, April 15, 2011, April 15, 2012, April 15, 2013 and April 15, 2014.

The information required by Item 6 not otherwise provided herein is set forth in Item 5(d) and is incorporated herein by reference.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2010

/s/ Millard S. Drexler

Millard S. Drexler